EXHIBIT 1
FOIA CONFIDENTIAL TREATMENT
 REQUESTED BY QUICKSILVER RESOURCES INC.: QR-0007

EXHIBIT 1 – Quicksilver Resources Inc. U.S. Property and Casualty Insurance Program [**Redacted Text: FOIA Confidential Treatment Requested by Quicksilver Resources Inc.**]